Teva and AbCellera Enter Into Agreement to Discover Rare Monoclonal Antibodies

Agreement Further Supports Teva’s Novel Biologics Development Program

Jerusalem and Vancouver, February 2nd, 2016 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) and AbCellera have entered into a collaborative research agreement whereby AbCellera will apply its high-throughput single cell antibody platform for the discovery of rare monoclonal antibodies.

“We are pleased to work with AbCellera utilizing this company’s novel biologics technology,” said Michael Hayden, MD, PhD, President of Global R&D and Chief Scientific Officer at Teva. “This agreement will be complementary to our existing antibody discovery process with the potential to strengthen Teva’s capabilities in novel biologics discovery.”

Under the terms of the agreement, AbCellera will receive an upfront payment, research payments, and is eligible to receive undisclosed downstream milestones associated with the development and approval of therapeutic antibodies.

“These are tough problems that need new technologies to move them forward. Our platform brings important advantages to enable the discovery of rare antibodies with defined specificity and functional activity against difficult membrane protein targets,” said Dr. Carl Hansen, President and CEO of AbCellera. “We look forward to a close collaboration with the team of scientists at Teva, and are excited at the chance to help advance this important program.”

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

About AbCellera Biologics Inc.
AbCellera is a privately held company that has developed a high-throughput platform for the rapid discovery of therapeutic antibodies directly from natural immune cells. The company’s proprietary single cell technology can be applied across multiple species and provides flexible assay formats to identify antibodies with defined properties at a throughput of millions of B cells per run. In addition to internal programs, AbCellera provides pharmaceutical and biotechnology partners with access to state-of-the-art antibody discovery capabilities to advance and accelerate therapeutic development. For more information, visit http://www.abcellera.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (including competition from orally-administered alternatives, as well as from generic equivalents such as the recently launched Sandoz product) and our ability to continue to migrate users to our 40 mg/mL version and maintain patients on that version; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities (such as our pending acquisitions of Allergan’s generic business and Rimsa), or to consummate and integrate acquisitions; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission.

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